

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Charles Todd
President and Chief Executive Officer
Sport Stix Inc.
18101 Von Karman Avenue #140-121
Irvine, CA 92612

> **Re: Sport Stix Inc.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2013**
> **File No. 333-186355**

Dear Mr. Todd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us why your company should not be considered a "shell company," as that term is defined in Rule 405 of the Securities Act, in light of the fact that you have only nominal operations and assets. If you are a shell company, please revise your disclosure accordingly.

2. We note that you refer to the company variously as "Sport Stix Inc.," "Sports Stix Inc.," Sport Stix" and Sports Stix. In addition, you refer to your product as "Sport Stix" and "Sports Stix Inc." For the sake of clarity, please revise your disclosure to consistently refer to the company by its incorporated name, "Sport Stix Inc." and the product as Sport Stix.

Prospectus Summary, page 2

3. Please revise to clarify how the lemon lime or berry taste of Sport Stix increases a person's ability to consume the proper amount of fluids.

Emerging Growth Company, page 2

4. In the final paragraph on page 2 you disclose that you may become subject to Section 404(a) and be required to include a report on the effectiveness of your internal controls. The appropriate reference is Section 404(b). Please revise.

Risk Factors, page 3

5. Please revise this section to avoid describing risks in a generic way that could apply to a large number of businesses. Instead, include more specific details to clarify the nature of the risks to your company. Provide quantification where possible. For example, in the risk factor titled "We do not have significant operating history…" on page 3, the statement that "Our business and prospectus must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation" is too broad and vague and does not address the risks that are particular to your business and operations.

6. Please add a risk factor highlighting risks associated with the fact that your executive officers have no experience formulating nutritional supplements or electrolyte-based sports drinks and limited or no experience marketing and selling such products.

"We will require additional capital in order to achieve commercial success…" page 3

7. You disclose that you have "some cash resources on hand." Please specify the amount of cash on hand.

8. Please clarify how long you estimate it will take you to achieve break-even cash flow and profitable operations, assuming you sell 50% of the maximum number of securities offered. Similarly, please indicate how quickly you believe you will obtain a substantial market share in Southern California, and the percentage of such market share, in the event that you sell all of the securities being offered hereby.

9. Please reconcile your disclosures that "if we raise five hundred thousand dollars, or 50% of this offering, we will achieve break-even cash flow and profitable operations" and "if we raise the full one million, or 100% of the offering, we will be able to develop a substantial market share in our primary market Southern California" with your statement on page 4 that you cannot provide assurance that you "will be able to acquire the necessary customers to make our company successful."

<u>"We are dependent upon others in the normal conduct of our business…" page 4</u>

10. Your statement that you are dependent on common carrier shipping companies does not identify any risks associated with such dependence. Please expand your risk factor to describe associated risks. Further, dependence upon third parties is different than the risk to your business of shipping price increases. Please include a more fulsome discussion of price sensitivities in a separately titled risk factor.

<u>"We are dependent on commercial packaging and compounding companies …" page 4</u>

11. You state that the company has contracted with independent third parties to manufacture, package and print your package materials. Here and in your Business section, please describe the material terms of these contracts and file such contracts as exhibits to your registration statement as required by Item 601(b)(10) of Regulation S-K.

<u>"Our securities are not traded on any market or securities exchange…" page 6</u>

12. Here and in the section entitled "Market for Common Equity and Related Stockholder Matters" on page 11 you state that common stock being registered in your Form S-1 may be sold by the company at a fixed price of $0.50 per share "or in transactions that are not in the public market" at a fixed price of $0.50 per share." Please clarify what you mean by non-public transactions, any non-public transactions that you are contemplating and, if applicable, disclose the steps that the company intends to take to insure that investors in any concurrent private placement will not be solicited by this registration statement or through some other means that would foreclose the availability of the private placement exemption under Section 4(2) of the Securities Act.

13. Please briefly describe the requirements that must be satisfied for the company's stock to be quoted on the OTC Bulletin Board. Please make this revision here and in the section entitled "Market for Common Equity and Related Stockholder Matters" on page 11.

<u>Use of Proceeds, page 7</u>

14. Please include an additional column that sets forth the company's contemplated allocation of proceeds if only 25% of the offering is sold.

15. Your description in the first paragraph under "Use of Proceeds" of estimated uses and deferred expenditures does not appear to parallel the uses of net proceeds set forth in the tabular disclosure that follows. For example, you state that if the entire offering is not sold, the proceeds received would be used for the purchase of raw materials and component parts. Yet, the tabular disclosure shows that if less than the entire the offering is sold, some of the proceeds would nevertheless be allocated to advertising and sales promotion. Please revise your description of the proposed use of proceeds and deferred expenses to align with the uses described in the tabular disclosure.

Dilution, page 8

16. Please provide the following explanations, regarding your calculation of dilution per share to new investors ($0.39 per share). Revise your disclosure accordingly.

- Explain why the heading to this calculation refers to the maximum offering scenario, when note (1) states that it assumes net proceeds of $480,000 under the minimum offering scenario.
- Explain why net tangible book value before the offering is $0.002 instead of ($0.002), as indicated on your balance sheet.
- Explain how you determined the net tangible book value after the offering of $0.11 per share.

Plan of Distribution, page 8

17. Please file the form of Subscription Agreement as an exhibit to your registration statement.

18. Please expand your disclosure to describe the voting thresholds for any matters to be voted upon by shareholders other than the election of directors.

Market for Common Equity and Related Stockholder Matters, page 11

19. Please identify Service Team Inc. and its relationship to the company.

Description of Business, page 11

20. If you have not yet acquired suppliers for your products, please revise your disclosure on page 11 to make this clear. Alternatively, please describe the material terms of your arrangements with suppliers and file any supply contracts as exhibits to your registration statement.

21. Please describe the main components of your products, the source(s) and quantity of electrolytes in your products, and the manufacturing process for the Sport Stix powder.

22. We note your statement on page 11 that Charles Todd, the company's founder, has developed Sport Stix over the last 10 years. Please disclose how much he or the company has spent on research and development in the past two years. If no funds have been spent on research and development, please so state.

23. You state that the company contracts with major manufacturers of food products to produce its product. Please describe the nature of your contracts or arrangements with these manufacturers and file such contracts as exhibits to your registration statement.

Distribution, page 12

24. Please expand your disclosure to explain the basis for your projection that you will be able to capture five percent of the $571.8 million market. Please include your estimate of the time it may take for you to achieve such market share and include a statement that you have had no sales of your product to date. Your disclosure should specifically address your prior statement on page 3 that your primary market will be Southern California and whether you expect to achieve this market share based on sales only within your target market.

25. Please disclose the market share attributable to Gatorade, which you identify as the leader in the industry, and other prominent market participants with a significant market share.

26. Please provide further description of your discussions with "several distributors" that have indicated an interest in distributing the product. Disclose when you expect to consummate such discussions and how and when you estimate you will be able to provide finished product to fulfill such agreements. In addition, please affirmatively state, if true, that you have no written agreements or arrangements with any distributors at this time.

Government Regulation, page 12

27. Your disclosure in this section is not sufficient. It is not enough to merely state that there are many regulations which apply to your business. Please expand the description of applicable government regulation to discuss with greater specificity the body of state and federal regulation to which the company is subject and which has or may have a material effect on your business and operations.

28. You state that Charles Todd is experienced in compliance with applicable government regulations. Please advise us as to the experience listed in Mr. Todd's biographical information on page 14 that provided him with such experience and expand your disclosure to describe such experience. Alternatively, please delete this statement.

Competition, page 12

29. We note your statement that "At the present time there is no other sports drink on the market that has no calories, sugar or carbs." Please reconcile this disclosure with your statement on page 4 that "there are many similar products available in the market place," and, in light of readily available public information regarding market-dominant competitors offering sports drinks with no calories, sugar or carbs, expand your disclosure to specifically reference PowerAde Zero, MiO and any other competitive products.

30. We note your statement that "Unlike similar products in the market place Sports Stix has a pleasant taste." Please expand your disclosure to provide the basis for this statement. Similarly, on page 13 under "Results of Operations," where you state that Sport Stix has been field tested at several sports events, please discuss the parameters of the tests, the number of participants, the data received, the criteria used to evaluate the data and identify the persons or entities that conducted the tests. In addition, please clarify what you mean when you state that the product was "well received."

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 13

Overview of Our Company, page 13

31. You state that Sport Stix manufactures the drink in eight fruit flavors. Also, on page 2 you state that Sport Stix manufactures and distributes drink mix. However, you have not sold any products and do not appear to own or have access to any manufacturing facilities. Please explain these apparent inconsistencies and revise your disclosure accordingly here and throughout your prospectus.

Capital Resources and Financial Condition, page 13

32. Please expand your disclosure to clarify whether you have a written lending agreement with Hallmark Venture Group and identify Hallmark Venture Group as an affiliate.

Directors and Executive Officers, page 13

33. Please provide the ages of Charles Todd and Robert Cashman.

Security Ownership of Certain Beneficial Owners and Management, page 16

34. Please indicate whether the Percent of Total Outstanding After Offering is based upon the assumed sale of 100% or 50% of the shares to be offered.

Financial Statements, page F-1

Note 4—Related Party Transactions, page F-11

35. You appear to have determined a fair value for your common stock of $0.25 per share, which has been your basis for determining stock compensation expense, resulting from issuance of your common stock to employees and related parties. Please explain to us the methods and assumptions used to determine the fair value for your common stock, which should include a consideration of the risk factors described on pages 3 to 6. Also, progressively bridge your fair market value of $0.25 to your current estimated IPO price of $0.50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Senior Staff Accountant, at (202) 551-4364 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551- 3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.